EXHIBIT 99.1

TRX Gold Reports Second Quarter 2023 Results

Expanded Mill Delivers Quarterly Production Growth

TORONTO, April 14, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company” or “TRX Gold”) today reported its results for the second quarter of 2023 (“Q2 2023”) for the three months ended February 28, 2023. Financial results will be available on the Company’s website on April 14, 2023.

Key highlights for Q2 2023 include:

  Newly expanded mill running smoothly: Q2 2023 represents the first full quarter of gold production from the newly expanded 1,000+ tonne per day (“tpd”) processing plant at Buckreef Gold, following commercial production declaration in November 2022. The Buckreef Gold team continues to prove that the project can be grown in a phased manner, thanks to an efficient local work force and strong reliable supply chain which has enabled the Company to minimize costs and deliver milestones on time and on budget.
  Gold production growth on target: Buckreef Gold recorded its highest quarterly production to date of 5,636 ounces of gold and sold 5,505 ounces of gold, resulting in positive operating cash flow for the Company of $4.8 million. Year to date, Buckreef Gold poured and sold 11,030 and 11,258 ounces of gold, respectively, both half-year production records, resulting in positive operating cash flow of $11.4 million. At mid-year, the Company is on track to meet its annual gold production guidance for fiscal 2023 of 20,000 to 25,000 ounces of gold, at total average cash costs1 of $750 - $850 per ounce.
  A high-margin gold operation: In Q2 2023, the Company recognized revenue of $10.1 million, cost of sales of $5.2 million, gross profit of $4.9 million, gross profit margin of 49% and Adjusted EBITDA1 of $4.3 million. Year to date, the Company recognized revenue of $19.8 million, cost of sales of $9.6 million, gross profit of $10.2 million, gross profit margin of 52% and Adjusted EBITDA1 of $8.7 million.
  Reinvesting cash flow to drive value accretion: During Q2 2023, investments continued to be made in the infrastructure and development of the Buckreef Gold project, including construction of a significantly expanded tailings storage facility to accommodate a larger production profile, road realignment around the Special Mining License which will enable full life of mine access to the Main Zone, the purchase of four new gensets to replace existing rental units, as well as development drilling as part of a program which focused on infill and exploration drilling at Buckreef Main, Anfield and Eastern Porphyry.
  A third mill expansion is on track: Subsequent to quarter-end, the Company used cash flow from operations to order an additional 1,000 tonne tpd ball mill for the Buckreef project as part of the short-term objective of increasing Buckreef Gold’s current average annual throughput by 75-100%. Construction of the expanded milling circuit is expected to start in fiscal 2023 and potentially benefit production in late calendar 2023.
  Exploration drilling continues: In Q2 2023, Buckreef Gold drilled 13 holes representing 1,411 meters at Buckreef Gold, including exploration drilling at Eastern Porphyry and sterilization drilling at Buckreef Gold’s ROM pad. Assay results from the two programs have been received and are being analyzed with results expected in the next few weeks.
  A keen eye on the bigger prize: Buckreef Gold has commenced the long-lead items for de-risking the larger mine development project. Advancements include work on geotechnical characterization to determine the ultimate pit slopes of the 2-kilometre-long open pit, the variability metallurgical study for the next 5-7 years of production, as well as the identification of potential locations for the larger processing plant, potential dry stack tailings facility, waste rock piles and other associated infrastructure.
  Working safely: The Company achieved zero lost time injuries (LTI) as well as having no reportable environmental or community related incidents during the quarter.

TRX Gold’s CEO, Stephen Mullowney comments: “We are happy to deliver another solid quarter of financial results. Buckreef Gold’s newly expanded mill is operating well and generating cash flow which has allowed us to reinvest in the project to drive long-term value. Our growth plans are on track as we work on yet another expansion with the goal of increasing near term gold production, while our geological team of experts is hard at work advancing many projects aimed at developing Buckreef Gold into a much larger and significant gold producer. A little over 24 months ago we hit “reset” at the Buckreef Gold project and since then we have seen the project develop quickly with significant growth potential ahead.”

Figure 1. The Buckreef Gold open pit extending into the horizon.

Q2 2023 Webcast Details

When: Wednesday, April 19 at 11:00 AM EST
Webcast URL: Click here or copy paste into web browser
A replay will be made available for 30 days following the call on the Company’s website.

Qualified Person

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Non-IFRS Performance Measures

The company has included certain non-IFRS measures in this news release. The following non-IFRS measures should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three months ended February 28, 2023, as well as the Company’s audited consolidated financial statements included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2022. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information has been filed electronically on SEDAR and is available online under the Company’s profile at www.sedar.com and on our website at www.TRXGold.com.

Cash costs per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, beginning in Q1 2023, total cash costs per ounce of gold sold starts with cost of sales related to gold production and removes depreciation.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized gain/loss on derivative warrant liabilities;
  Accretion related to the provision for reclamation; and
  Share-based compensation expense; and
  Tax adjustments related to a prior period tax assessment (2012-2020).

The following table provides a reconciliation of net income (loss) and comprehensive income (loss) to Adjusted EBITDA per the financial statements for the three and six months ended February 28, 2023.

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
Net (loss) income and comprehensive (loss) income per financial statements	(50)	(1,002)	5,110	(3,160)
Add:
Depreciation	294	125	487	125
Interest and other expenses	856	341	1,041	380
Income tax expense	1,178	151	2,664	151
Change in fair value of derivative warrant liabilities	965	145	(2,400)	(63)
Share-based payment expense	645	533	1,398	1,513
Adjusted EBITDA	3,888	293	8,300	(1,054)

The Company has included “cash costs per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this news release as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

For investor or shareholder inquiries, please contact:

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/fecf6865-9e1f-4eaf-8d45-19604f1fd8c3

1 Refer to “Non-IFRS Performance Measures” section.